SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 9, 2003


                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F: |X|   Form 40-F: |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes: |_|   No: |X|


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes: |_|   No: |X|

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                             Yes: |_|   No: |X|

Enclosures: Press release dated October 8, 2003 - Cellco Finance N.V. Announces
            Execution of Indenture Amendment and Redemption of 15% Senior Subordinated Notes Due 2005

[LOGO OMITTED]                                              CELLCO FINANCE N.V.


                              FOR IMMEDIATE RELEASE



                   CELLCO FINANCE N.V. ANNOUNCES EXECUTION OF
                      INDENTURE AMENDMENT AND REDEMPTION OF
                     15% SENIOR SUBORDINATED NOTES DUE 2005

Istanbul, Turkey and Curacao, Netherlands Antilles-October 8, 2003-Turkcell Iletisim Hizmetleri A.S. ("Turkcell"; NYSE:TKC, ISE:TCELL), a Turkish joint stock company, and Cellco Finance N.V. ("Cellco"), a Netherlands Antilles limited liability company, announced today that on October 7, 2003, Cellco and HSBC Bank USA, as Trustee and Collateral Agent (the "Trustee"), entered into Amendment No. 3 (the "Indenture Amendment") to the Indenture, dated as of December 22, 1999, between Cellco and the Trustee, as amended (the "Senior Notes Indenture").

The Indenture Amendment gives effect to the proposed amendment set forth in the Consent Solicitation Statement, dated September 19, 2003, circulated to holders of Cellco's 12 3/4% Senior Notes due 2005, by permitting Cellco to, among other things, redeem, prepay or purchase its subordinated indebtedness, including its 15% Senior Subordinated Notes due 2005 (the "Junior Notes"), prior to any scheduled maturity, prepayment or sinking fund payment, by using the proceeds of Permitted Investments or Restricted Payments (as such terms are defined in the Senior Notes Indenture) made by Turkcell in compliance with the covenants set forth in the Senior Notes Indenture.

Cellco also announced today that its has initiated a redemption of an aggregate principal amount of $300,000,000 of its outstanding Junior Notes pursuant to a prepayment made by Turkcell under the Subordinated Credit Agreement between Cellco and Turkcell.

Such Junior Notes will be redeemed on November 10, 2003 at a redemption price of 103.75% of the outstanding principal amount of the Junior Notes plus accrued and unpaid interest up to November 10, 2003.

Interest on such Junior Notes will cease to accrue on and after November 10, 2003 and the only remaining right of holders of such Junior Notes is to receive payment of the redemption price plus accrued and unpaid interest to November 10, 2003 upon surrender of Junior Notes to the paying agent.

In connection with the redemption of the Junior Notes, Cellco estimates that it will record a one-time charge of approximately $11.25 million related to the redemption premium of the Junior Notes.




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About Turkcell

www.turkcell.com.tr

Turkcell is the leading GSM operator in Turkey with approximately 17.2 million postpaid and prepaid customers as of June 30, 2003. Turkcell had revenues of US$ 1,074.8 million during the six month period ended June 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 1.9 million subscribers as of June 30, 2003.



About Cellco

Cellco's sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell. Cellco solicited the consents to the proposed amendment at the request of Turkcell.



For further information please contact:


Contact:

Turkcell                                                 Citigate Dewe Rogerson
Investors:                                               Europe:
Koray Ozturkler, Investor Relations                      Kate Delahunty
Tel: +90-212/313-1500                                    Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr                   Email: kate.delahunty@citigatedr.co.uk
       -------------------------------                          -------------------------------
or                                                       Toby Moore
                                                         Tel:+44-20/7282-2999
Mehmet Sezgin, Investor Relations                        Email: toby.moore@citigatedr.co.uk
                                                                ---------------------------
Tel: + 90-212/313-1290                                   or
Email: mehmet.sezgin@turkcell.com.tr
investor.relations@turkcell.com.tr                       United States:
----------------------------------
                                                         Victoria Hofstad/Jessica Wolpert
Media:                                                   Tel: +1-201-499-3500
Zuhal Seker, Corporate Communications                    Email: victoria.hofstad@citigatefi.com
                                                                -------------------------------
Tel: + 90-212/313-2330                                   jessica.wolpert@citigatefi.com
                                                         ------------------------------
Email: zuhal.seker@turkcell.com.tr
       ---------------------------
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr




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




                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             TURKCELL ILETISIM HIZMETLERI A.S.


Date:    October 9, 2003              By:  /s/ MUZAFFER AKPINAR
                                           ------------------------

                                              Name:  Muzaffer Akpinar
                                              Title:  Chief Executive Officer